SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (RULE 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.     )*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

TVM V Life Science Ventures GmbH & Co. KG

c/o TVM Management Corporation

101 Arch Street, Suite 1950

Boston, MA 02110

Tel:  (617) 345-9320

Fax:  (617) 345-9377

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

990 Marsh Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829669100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TVM V LIFE SCIENCE VENTURES GMBH & CO. KG - 98-0352500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,047,665(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,047,665(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,047,665(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.7%(2)

14.	Type of Reporting Person (See Instructions) PN

(1) TVM V Life Science Ventures GmbH & Co. KG purchased 2,525,253 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement defined in Item 3.  In addition, TVM V Life Science Ventures GmbH & Co. KG acquired a warrant to purchase 522,412 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement.

(2) These percentages are calculated based upon 28,578,090 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 3,380,892 shares of the Issuer’s Common Stock outstanding on February 11, 2003 as reported by the Issuer in its Schedule 14A as filed with the Securities and Exchange Commission on March 7, 2003 and adjusted for the one for six reverse stock split described in Item 4 below; (b) 24,242,425 shares of Common Stock issued pursuant to the Common Stock and Warrant Agreement; (c) 522,412 shares of Common Stock issuable upon exercise of the Warrants issued to TVM V Life Science Ventures GmbH & Co. KG pursuant to the Common Stock and Warrant Agreement; and (d) 432,361 shares of the Issuer’s Common Stock issued upon conversion of the Issuer’s Series A Preferred Stock and Series B Preferred Stock.

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.	Security and Issuer

(a)           The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”) and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301
Item 2.	Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D: (i) name of reporting person; (ii) state or other place of organization; (iii) principal business; (iv) address of principal business; (v) address of principal office; (vi) information concerning criminal convictions during the last five years; and (vii) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws.

(i)  TVM V Life Science Ventures GmbH & Co. KG.

(ii)  Munich, Germany.

(iii)  Venture capital investments.

(iv)  Maximilianstr. 35, 80539, Munich, Germany.

(v)  Maximilianstr. 35, 80539, Munich, Germany.

(vi)  No criminal convictions (1).

(vii)  No adverse civil judgments for violations of securities laws (1).

(1)           During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described below.  The share numbers reflected throughout this Schedule 13D reflect the one for six reverse stock split.  Pursuant to the Common Stock and Warrant Purchase Agreement among Sirna, TVM V Life Science Ventures GmbH & Co. KG and various other investors, dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), TVM V Life Science

Ventures GmbH & Co. KG purchased 2,525,253 shares of Sirna’s Common Stock at a price of $1.98 per share for total consideration of $5,000,000.94 and received a warrant to purchase 522,412 shares of Common Stock at an exercise price of $2.52 per share (the “Warrant”).  The funds used by TVM V Life Science Ventures GmbH & Co. KG to acquire the Common Stock and the Warrant were obtained from its limited partners.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction

TVM V Life Science Ventures GmbH & Co. KG purchased the Common Stock and the Warrant for investment purposes.  TVM V Life Science Ventures GmbH & Co. KG retains the right to change its investment intent.

Pursuant to the Common Stock and Warrant Agreement, Sirna has agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five days after the closing of the Common Stock and Warrant Agreement.  Sirna further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of "no review" by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

In connection with the transaction, three (3) Sirna board members have resigned.  At the closing, one person designated by funds managed or advised by the Sprout Group, James Niedel, one person designated by funds managed or advised by Oxford Bioscience Partners IV, Douglas Fambrough, and one person designated by funds managed or advised by Venrock Associates, Bryan Roberts, were appointed as members of the board of directors of the Issuer.  The Sprout Group retains the right to appoint another director to the board of directors of the Issuer.  In addition, the Issuer’s compensation committee now has one of the directors designated by funds managed or advised by the Sprout Group and the director designated by funds managed or advised by Venrock Associates as members and the Issuer’s nominating/governance committee has one of the directors designated by funds managed or advised by the Sprout Group, the director designated by funds managed or advised by Oxford Bioscience Partners IV and the director designated by funds managed or advised by Venrock Associates as members.  For so long as any designee of Oxford Bioscience Partners IV remains a member of the board of directors and as permitted by applicable law, then the compensation committee (except during periods in which the compensation committee contains a designee appointed by Venrock Associates) will include a designee of Oxford Bioscience Partners IV.

Pursuant to the Common Stock and Warrant Agreement, Sirna also amended its charter, on or before the closing of the Common Stock and Warrant Agreement, to:

(1) effect a reverse stock split of Sirna’s Common Stock whereby Sirna issued one new share of Common Stock in exchange for six (6) shares of its outstanding Common Stock; and

(2)           allow any action required or allowed to be taken by the stockholders of Sirna at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Sirna stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Pursuant to the Common Stock and Warrant Agreement, Sirna also amended its bylaws, on or before the closing of the Common Stock and Warrant Agreement, to provide the following:

(1) the board of directors will have seven members;

(2)           the board of directors will have an audit committee, the composition and duties of which will be in compliance with all applicable federal and state securities laws and NASD Rules, and which will consist of three members of the board of directors;

(3)           the board of directors will have a nominating committee, the composition and duties of which will be in compliance with all applicable federal and state securities laws and NASD Rules, and which will consist of three members of the board of directors at least one of whom must not be an affiliate of any investor.  The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4)           the board of directors will have a compensation committee, the composition and duties of which will be in compliance with all applicable federal and state securities laws and NASD Rules, and which will consist of three members of the board of directors, at least one of whom must not be an affiliate of any investor.  The duties of the compensation committee will include authorizing the compensation of any executive officer, setting the number of shares reserved under Sirna’s option pool, and setting employee compensation guidelines.

In connection with the transaction, Sirna also agreed that it will not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of Sirna;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of Sirna which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           TVM V Life Science Ventures GmbH & Co. KG beneficially owns 3,047,665 shares of Sirna Common Stock (approximately 10.7% of the shares of the Sirna Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act).  Such shares include 522,412 shares of Common Stock issuable upon the exercise of the Warrant.  This percentage is calculated based upon 28,578,090 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 3,380,892 shares of the Issuer’s Common Stock outstanding on February 11, 2003 as reported by the Issuer in its Schedule 14A as filed with the Securities and Exchange Commission on March 7, 2003 and adjusted for the one for six reverse stock split described in Item 4 below; (b) 24,242,425 shares of Common Stock issued pursuant to the Common Stock and Warrant Agreement; (c) 522,412 shares of Common Stock issuable upon exercise of the Warrants issued to TVM V Life Science Ventures GmbH & Co. KG pursuant to the Common Stock and Warrant Agreement; and (d) 432,361 shares of the Issuer’s Common Stock issued upon conversion of the Issuer’s Series A Preferred Stock and Series B Preferred Stock.

(b) There is sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

(c) Except as set forth above, TVM V Life Science Ventures GmbH & Co. KG has not effected any transaction in the Issuer’s Common Stock in the last 60 days.

(d)           No other person is known by TVM V Life Science Ventures GmbH & Co. KG to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by it.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the knowledge of TVM V Life Science Ventures GmbH & Co. KG, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TVM V LIFE SCIENCE VENTURES GMBH & CO. KG

April 30, 2003
Date
/s/ John J. DiBello
Signature
John J. DiBello, Managing Limited Partner
Name/Title

April 30, 2003
Date
/s/ Gert Caspritz
Signature
Gert Caspritz, Managing Limited Partner
Name/Title

EXHIBIT INDEX

A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).